UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

NATIONSHEALTH, INC.
(Name of Issuer)
Common Stock, Par Value $.0001 Per Share
(Title of Class of Securities)
63860C100
(CUSIP Number)
Patricia Perez, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2061
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 14, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63860C100	Page	2	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Anguilla, British West Indies

	7	Sole Voting Power

Number of		2,298,249

Shares	8	Shared Voting Power
Beneficially
Owned by		17,633,355[1]

Each	9	Sole Dispositive Power
Reporting
Person		3,197,225

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,197,225[2]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

10.5%[2]

14	Type of Reporting Person (See Instructions)

PN
1 Includes 12,479,426 shares of common stock (the “RGGPLS Shares”) beneficially owned by RGGPLS, LLC (“RGGPLS”) and 4,254,953 shares of common stock (the “GRH Shares”) beneficially owned by GRH Holdings, L.L.C. (“GRH”) due to the rights granted to and from RGGPLS and GRH pursuant to Stockholders Agreement described in Item 4.
2 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 19,931,604 and the percent of class represented in Row (11) would be 65.4%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	3	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR CAPITAL PARTNERS (100) LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		306,964

Shares	8	Shared Voting Power
Beneficially
Owned by		16,854,450[1]

Each	9	Sole Dispositive Power
Reporting
Person		427,035

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

427,035[3]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

1.4%[3]

14	Type of Reporting Person (See Instructions)

PN
3 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 17,161,414 and the percent of class represented in Row (11) would be 58.2%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	4	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MHR ADVISORS LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		2,605,213

Shares	8	Shared Voting Power
Beneficially
Owned by		17,753,426[1]

Each	9	Sole Dispositive Power
Reporting
Person		3,624,260

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

3,624,260[4]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

11.8%[4]

14	Type of Reporting Person (See Instructions)

OO
4 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 20,358,639 and the percent of class represented in Row (11) would be 66.4%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	5	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
OTQ LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

Not Applicable

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		1,235,873

Shares	8	Shared Voting Power
Beneficially
Owned by		17,501,046[1]

Each	9	Sole Dispositive Power
Reporting
Person		2,002,540

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,002,540[5]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

6.6%[5]

14	Type of Reporting Person (See Instructions)

OO
5 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 18,736,919 and the percent of class represented in Row (11) would be 61.8%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	6	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).
MHR FUND MANAGEMENT LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

Delaware

	7	Sole Voting Power

Number of		3,841,086

Shares	8	Shared Voting Power
Beneficially
Owned by		18,520,093[1]

Each	9	Sole Dispositive Power
Reporting
Person		5,626,800

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,626,800[6]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

17.8%[6]

14	Type of Reporting Person (See Instructions)

OO
6 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 22,361,179 and the percent of class represented in Row (11) would be 70.7%, if the RGGPLS Shares and GRH Shares were included.

CUSIP No.	63860C100	Page	7	of	22	Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)
MARK H. RACHESKY, M.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3	SEC Use Only

4	Source of Funds (See Instructions)

AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

United States of America

	7	Sole Voting Power

Number of		4,020,186

Shares	8	Shared Voting Power
Beneficially
Owned by		18,520,093[1]

Each	9	Sole Dispositive Power
Reporting
Person		5,805,900

With	10	Shared Dispositive Power

0

11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,805,900[7]

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☑

13	Percent of Class Represented by Amount in Row (11)

18.4%[7]

14	Type of Reporting Person (See Instructions)

IN; HC
7 Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by the Reporting Person would be 22,540,279 and the percent of class represented in Row (11) would be 71.3%, if the RGGPLS Shares and GRH Shares were included.

     This Statement on Schedule 13D relates to shares of Common Stock, par value $0.0001 per share (the “Shares”) of NationsHealth, Inc. (the “Issuer”). Certain of the securities reported herein were previously reported on Schedule 13D, which was filed on March 9, 2005 (the “March 9, 2005 Schedule 13D”), previously to that on Schedule 13G, which was filed on September 20, 2004, previously to that on Schedule 13D, which was filed on May 6, 2004, as amended on May 20, 2004, May 28, 2004, July 8, 2004, July 21, 2004 and August 27, 2004, previously to that on Schedule 13G filed on March 25, 2004, as amended on April 21, 2004 and previously to that on Schedule 13D filed on March 18, 2004 (collectively, the “Earlier 13D/G Filings”). Capitalized terms not otherwise defined herein shall have the meanings ascribed such terms in the March 9, 2005 Schedule 13D.
     This Statement is being filed by the Reporting Persons (as defined below) to (i) report a decrease in the percentage of outstanding shares of Common Stock beneficially owned by the Reporting Persons resulting from an increase in the number of Shares of the Issuer reported to be issued and outstanding and due to the expiration of certain warrants to acquire Shares previously held by the Reporting Persons and (ii) add certain Reporting Persons.
Item 2. Identity and Background
Item 2 is hereby amended and restated in its entirety as follows:
     This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):
(i)	MHR Capital Partners Master Account LP (“Master Account”);

(ii)	MHR Capital Partners (100) LP (“Capital Partners (100)”);

(iii)	MHR Advisors LLC (“Advisors”);

(iv)	OTQ LLC (“OTQ”);

(v)	MHR Fund Management LLC (“Fund Management”); and

(vi)	Mark H. Rachesky, M.D. (“Dr. Rachesky”).
     This Statement relates to the Shares held for the accounts of Master Account, Capital Partners (100), and OTQ, and certain trusts, retirement and charitable foundation accounts (the “Personal Accounts”) established by Dr. Rachesky. Dr. Rachesky exercises voting and/or investment control over the portfolio securities of such Personal Accounts and, in such capacity, may be deemed to beneficially own the Shares and other securities held for the accounts of the Personal Accounts. Advisors is the general partner of each of Master Account and Capital Partners (100) and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account and Capital Partners (100). Fund Management is an affiliate of and has an investment management agreement with Master Account, Capital Partners (100), OTQ and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the Shares and, accordingly, Fund Management may be deemed to beneficially own the Shares held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors and other affiliated entities and, in such capacity, may be deemed to beneficially own the Shares held for the accounts of each of Master Account, Capital Partners (100) and OTQ.

     MHR Capital Partners (500) LP (f/k/a MHR Capital Partners LP), an affiliate of the Reporting Persons (“Capital Partners (500)”), previously reported ownership of Shares of the Issuer on the Earlier 13D/G Filings. Capital Partners (500) transferred all of the Shares previously owned by Capital Partners (500) to Master Account and thereupon ceased to beneficially own any Shares of the Issuer (as determined in accordance with Rule 13d-3(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).
     The Reporting Persons:
     Master Account is a limited partnership organized in Anguilla, British West Indies. The principal business of Master Account is investment in securities.
     Capital Partners (100) is a Delaware limited partnership. The principal business of Capital Partners (100) is investment in securities.
     Advisors is a Delaware limited liability company and the general partner of Master Account and Capital Partners (100). The principal business of Advisors is to provide management and advisory services to Master Account and Capital Partners (100). Current information concerning the identity and background of the directors and officers of Advisors is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     OTQ is a Delaware limited liability company. The principal business of OTQ is investment in securities. Current information concerning the identity and background of the directors and officers of OTQ is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.
     Fund Management is a Delaware limited liability company. The principal business of Fund Management is to provide management and advisory services to each of Master Account, Capital Partners (100), OTQ and other affiliated entities. Current information concerning the identity and background of the directors and officers of Fund Management is set forth in Annex A hereto which is incorporated herein by reference in response to this Item 2.
     Dr. Rachesky is the managing member of Advisors and OTQ. The principal occupation of Dr. Rachesky, a United States citizen, is investment management.
     Each Reporting Person’s principal business address is 40 West 57th Street, 24th Floor, New York, N.Y. 10019.
     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding or (b) been a party to any civil proceeding as a result of which he or it has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
     The percentages set forth in this Statement are calculated based on information contained in the Issuer’s quarterly report for the quarterly period ended September 30, 2007 filed on Form 10-Q, which disclosed that there were 29,345,947 Shares outstanding as of November 9, 2007.
     (a) (i) Master Account may be deemed the beneficial owner of 3,197,2258 Shares (approximately 10.5%8 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). This number consists of 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account.

8	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Master Account would be 19,931,604 Shares (approximately 65.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.
          (ii) Capital Partners (100) may be deemed the beneficial owner of 427,0359 Shares (approximately 1.4%9 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).

9	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Capital Partners (100) would be 17,161,414 Shares (approximately 58.2% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.
          (iii) Advisors may be deemed the beneficial owner of 3,624,26010 Shares (approximately 11.8%10 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, and (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100).

10	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Advisors would be 20,358,639 Shares (approximately 66.4% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.
           (iv) OTQ may be deemed the beneficial owner of 2,002,54011 Shares (approximately 6.6%11 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ.

11	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by OTQ would be 18,736,919 Shares (approximately 61.8% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.
           (v) Fund Management may be deemed the beneficial owner of 5,626,80012 Shares (approximately 17.8%12 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ.

12	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Fund Management would be 22,361,179 Shares (approximately 70.7% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4
           (vi) Dr. Rachesky may be deemed the beneficial owner of 5,805,90013 Shares (approximately 18.4%13 of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,046,096 Shares held for the account of Master Account and 1,151,129 Shares that can be obtained by Master Account from the conversion, as of the date hereof, of the Note, held for the account of Master Account, (B) 273,285 Shares held for the account of Capital Partners (100) and 153,750 Shares that can be obtained by Capital Partners (100) from the conversion, as of the date hereof, of the Note, held for the account of Capital Partners (100), and (C) 1,020,833 Shares held for the account of OTQ and 981,707 Shares that can be obtained by OTQ from the conversion, as of the date hereof, of the Note, held for the account of OTQ, and (D) 31,600 shares of restricted stock and 147,500 Shares held for the accounts of the Personal Accounts.

[13]	Excludes the RGGPLS Shares and GRH Shares. The aggregate amount deemed to be beneficially owned by Dr. Rachesky would be 22,540,279 Shares (approximately 71.3% of the total number of Shares outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act), if the RGGPLS Shares and GRH Shares were included due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 3,197,225 Shares which may be deemed to be beneficially owned by Master Account as described above, (y) the sole power to direct the voting of 2,298,249 Shares which may be deemed to be beneficially owned by Master Account as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,633,355 Shares which may be deemed to be beneficially owned by Master Account as described above.
          (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 427,035 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above, (y) the sole power to direct the voting of 306,964 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 16,854,450 Shares which may be deemed to be beneficially owned by Capital Partners (100) as described above.
          (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 3,624,260 Shares which may be deemed to be beneficially owned by Advisors as described above, (y) the sole power to direct the voting of 2,605,213 Shares which may be deemed to be beneficially owned by Advisors as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,753,426 Shares which may be deemed to be beneficially owned by Advisors as described above.
          (iv) OTQ may be deemed to have (x) the sole power to direct the disposition of the 2,002,540 Shares which may be deemed to be beneficially owned by OTQ as described above, (y) the sole power to direct the voting of 1,235,873 Shares which may be deemed to be beneficially owned by OTQ as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 17,501,046 Shares which may be deemed to be beneficially owned by OTQ as described above.

          (v) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 5,626,800 Shares which may be deemed to be beneficially owned by Fund Management as described above, (y) the sole power to direct the voting of 3,841,086 Shares which may be deemed to be beneficially owned by Fund Management as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 18,520,093 Shares which may be deemed to be beneficially owned by Fund Management as described above.
          (vi) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 5,805,900 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above, (y) the sole power to direct the voting of 4,020,186 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above and (z) due to the rights granted to and from RGGPLS and GRH pursuant to the Stockholders Agreement described in Item 4, the shared power to direct the voting of 18,520,093 Shares which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) There have been no transactions with respect to the Shares in the last 60 days by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
          (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
          (ii) The members of OTQ have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of OTQ in accordance with their membership interests in OTQ.
          (iii) Included within the Personal Accounts are certain trusts. The beneficiaries of certain of these trusts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the accounts of their respective trusts in accordance with their beneficiary interests in their respective trusts.
     (e) Not applicable.
Item 7. Material to be Filed as Exhibits
     The Exhibit Index is incorporated herein by reference.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: February 26, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR CAPITAL PARTNERS (100) LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MHR ADVISORS LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

OTQ LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Authorized Signatory

MHR FUND MANAGEMENT LLC
	By:	/s/ Hal Goldstein
		Name:	Hal Goldstein
		Title:	Vice President

MARK H. RACHESKY, M.D.
	By:	/s/ Hal Goldstein, Attorney in Fact

Annex A
Directors and Officers of MHR Fund Management LLC

Name/Citizenship	Principal Occupation	Business Address

Mark H. Rachesky, M.D.	Managing Member and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019

Hal Goldstein	Vice President and Principal	40 West 57th Street
(United States)		24th Floor
New York, NY 10019
Exhibit Index

Exhibit No.	Description
1	Joint Filing Agreement, dated as of February 26, 2008, by and among Master Account, Capital Partners (100), Advisors, OTQ, MHR Fund Management LLC and Dr. Rachesky.